January 9, 2014

Mr. Daniel L. Gordon

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	Dividend Capital Diversified Property Fund Inc.
Form 10-K for the year ended December 31, 2012
Filed on March 19, 2013
File No. 000-52596

Dear Mr. Gordon:

We are writing in response to the comment letter from the Staff of the Commission’s Division of Corporation Finance, dated December 12, 2013, regarding the Company’s Form 10-K for the year ended December 31, 2012. For your convenience, we have reproduced below the comments from the comment letter and included the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2012 filed March 19, 2013

Net Asset Value Calculation, page 56

1.	In future filings, please supplement your disclosure regarding your NAV calculation to include an analysis of the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties.

Response: In the Form 10-K filed on March 19, 2013, we provided the following comparison of the real property valuation:

The valuation of $2.73 billion compares to a GAAP basis of real properties (before accumulated amortization and depreciation) of $2.69 billion, representing an increase of approximately $39.9 million or 1.5%.

In this disclosure, the $2.69 billion amount presented as the “GAAP basis of real properties (before accumulated amortization and depreciation)” excludes the impact of accumulated amortization and depreciation expense and intangible lease liabilities. As such, the $2.69 billion amount reflects the aggregate purchase price of our properties, as adjusted for related capital expenditures and real property impairment. As of December 31, 2012, real property impairments reduced the amount that we would have presented for purchase price, adjusted for related capital expenditures by $5.7 million. We present a table in Note 3 to our financial statements that discloses this $2.69 billion amount and reconciles it to our GAAP accounting basis in our real properties.

The figure of $2.69 billion presented is nearly identical to the figure of $2.70 billion that would represent the aggregate purchase price of our properties (as adjusted for related capital expenditures). Thus, we do not consider the figure we present for comparison to be materially different. In addition, we note that the measure we provide is consistent with the comparative disclosure presented in our Form S-11 registration statement. As a REIT with eight years of operations, an intention to operate on a perpetual basis, and a diversified

Mr. Daniel L. Gordon, Branch Chief

January 9, 2014

Page Two

portfolio that includes investments through joint ventures and in real estate-related loans (which in some cases may result in us taking title to the underlying property), we believe that a comparison to GAAP basis of real properties (before accumulated amortization and depreciation and excluding intangible lease liabilities) provides more certainty and consistency for our investors than a comparison to “purchase price” and is a figure that investors can examine further in the notes to our financial statements. In future filings, we will clarify this disclosure by explicitly stating that we are comparing the aggregate real property valuation to the GAAP basis of real properties (before accumulated amortization and depreciation and the impact of intangible lease liabilities).

Consolidated Statements of Income (Loss), page F-4

2.	We note your presentation distributions declared per common share on the face of the income statement. Please tell us how you considered ASC 260-10-45-5, which states any per share data not specifically contemplated in that Subtopic should be disclosed in the notes to the financial statements only.

Response: We include the presentation of distributions declared per common share on the face of our income statement based on Regulation S-X, Rule 10-01(b)(2), which requires such presentation on the face of interim financial statements. We provided the information on the face of the annual income statement for consistency with our interim financial statements. We acknowledge that the presentation of distributions declared per common share is not required in our annual financial statements by Regulation S-X, and that ASC 260-10-45-5 requires any Earnings Per Share figures not required to be presented by subtopic 260-10-45 to be disclosed only in the notes to the financial statements. Beginning with our Form 10-K for the year ended December 31, 2013, we will no longer present distributions declared per common share on the face of our annual income statement. We will continue to disclose distributions declared per common share within the notes to our annual financial statements.

Note 2. Summary of Significant Accounting Policies, page F-9

3.	Please elaborate upon your accounting policy for investments in joint ventures. Based upon disclosures on pages F-17 and F-18, it appears that you consolidate certain joint ventures in which you do not act as the managing partner. Please tell us the criteria upon which your accounting treatment is based. If any of your joint ventures are variable interest entities, please provide the disclosures required by ASC 810-10-50. If any of your joint ventures are accounted for under the equity method, please provide the disclosures required by ASC 323-10-50. We may have further comment upon review of your response and proposed revisions.

Response: As of December 31, 2012, we held investments in ten joint ventures with four distinct partners. Collectively, we consolidated 30 office and industrial real properties through these joint ventures aggregating approximately $526 million (19%) of our total investments in real property, before accumulated depreciation and amortization. We did not have any unconsolidated joint ventures.

The following discussion will elaborate on our accounting policy for these joint ventures and discuss the considerations of the accounting criteria that led us to conclude that we should consolidate our joint ventures, even though we referred to our joint venture partners as “managing partners” of these joint ventures in our disclosures on F-17 and F18. As this guidance and accounting analysis is complex, we have segmented this discussion into three categories: (i) a brief description of the characteristics of our joint ventures that are relevant to our consolidation analysis, (ii) our considerations of ASC 810 Consolidation (“ASC 810”) in determining whether the joint ventures were variable interest entities (“VIEs”) and (iii) our considerations of ASC 810 in determining whether we are the primary beneficiary of our joint ventures, and therefore should consolidate our joint ventures.

Lastly, because we concluded that all of our joint ventures were variable interest entities, we will address our compliance with the disclosure requirements of ASC 810-10-50 and propose enhancements to our disclosure for our 2013 annual report on Form 10-K. All information discussed in this response is as of December 31, 2012.

Mr. Daniel L. Gordon, Branch Chief

January 9, 2014

Page Three

Characteristics of our Joint Ventures:

We generally structured all of our joint ventures in a consistent fashion with several fundamental commonalities that apply to our consolidation analysis. The following terms of our joint ventures pertain to our consolidation analysis and apply consistently to all joint ventures in which we had an investment, unless otherwise noted.

•	Purpose of Joint Ventures: We entered into each of these joint ventures for the purpose of acquiring, leasing, managing, holding for investment, selling and otherwise dealing with real property investments.

•	Design: The joint ventures were designed to pass along the risks and rewards of commercial real property ownership. We contributed the majority of the equity and participate in the majority of the economic rewards and potential losses of the joint ventures. In general, we dictated the overall design and structure of each of our joint ventures, establishing consistent legal ownership structures, profit participation arrangements, and fee compensation agreements with our joint venture partners. Furthermore, we sought out our joint venture partners as a means of enhancing our investment opportunities and leveraging our joint venture partners’ expertise in managing real estate in specific local markets and real property sectors.

•	Ownership: We held majority ownership of each of our joint ventures through general partnership interests. Our ownership ranged from 75% to 97.5% of our joint ventures with the majority at 90% or greater. Our joint ventures do not contain any options, derivatives, guarantees or other agreements that would prevent us from realizing losses from our joint ventures.

•	Joint Venture Partner: In each of our joint ventures, our joint venture partner (“Partner”) owns a minority ownership interest through a general partnership interest. Our Partners’ ownership interests ranged from 2.5% to 25% of the joint venture. Each of our Partners manage the real properties owned by the respective joint ventures in a capacity similar to that of a professional service provider that provides real estate asset management services, primarily in the form of day-to-day operations management. As such, we referred to our Partners as “managing partners” in our disclosures on F-17 and F-18. In exchange for their management services, our Partners receive a fee from our external advisor, Dividend Capital Total Advisors LLC (our “Advisor”). We discuss our Partners’ fee arrangements in the following section.

•	Compensation and Fees: Neither we nor our Partners directly receive compensation from our joint venture. However, our Advisor, a related party, receives certain fees from us pursuant to an advisory agreement for managing our day-to-day affairs. Our Advisor entered into product specialist agreements with either our Partners or affiliates of our Partners whereby our Advisor has effectively outsourced certain management responsibilities to such Partners or affiliates of such Partners. In exchange, our Advisor pays our Partners or affiliates of our Partners acquisition fees, asset management fees, disposition fees and potential promoted profit participation to compensate them for their services.

•	Control: Our joint venture agreements require that our Partner initiate and that we approve “major decisions” of the joint venture. These “major decisions” comprise the decisions that most significantly impact the economic performance of the joint venture including, but not limited to: (i) approval of the joint venture’s capital and operating budget, (ii) debt financing, (iii) property acquisitions/dispositions, (iv) partner admission or transfer of partner interests, (v) significant leasing activity, (vi) replacing the joint venture accountant and (vii) major litigation.

•	Transfer Rights: Either partner has an option to cause a joint venture to market the property for sale to a third party. The non-initiating partner has the right of first offer to purchase the other partner’s interest for an agreed upon market price. Neither we nor the Partner shall have any obligation to purchase any properties from the joint venture at any time during the term of, or upon the expiration of, the joint venture. In general, neither we nor our Partner could sell, encumber or transfer interest in the joint venture without approval of the other Partner. However, in certain of our joint ventures, including the joint venture in which our Partner owns 25% of the joint venture, we were not required to obtain our Partner’s approval to transfer or sell our interest in the joint venture, while our Partner did require our approval to sell, transfer or encumber their interest in the joint venture.

Mr. Daniel L. Gordon, Branch Chief

January 9, 2014

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•	Historical Precedence: Due to our significantly larger ownership in our joint ventures, historically we have effected change in the joint ventures in areas of most economic significance, including changes in property management, leasing activity, financing arrangements and dispositions of real properties. Furthermore, in certain circumstances, we have acquired our Partners’ interest in our joint ventures when we believed that their participation in our joint venture and/or their services rendered to our joint venture did not meet our expectations for the joint venture’s performance.

Variable Interest Entity Considerations:

ASC 810 requires that we first determine whether our joint ventures are VIEs to determine the appropriate consolidation guidance to follow within ASC 810. We determined that all of our joint ventures, by design, met the conditions set forth in ASC 810 to be considered VIEs. Specifically, paragraph ASC 810-10-15-14c provided the following guidance that applied to our joint ventures.

c. The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:

1.	The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

2.	Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a VIE by organizing the legal entity with nonsubstantive voting interests. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor…

Through our ownership interests in the joint ventures, we receive the majority of the economics of the joint ventures. However, we share decision rights with our Partners through our structure that requires them to initiate and us to approve major decisions. Thus, we have disproportionately few voting rights relative to our obligations to absorb the expected losses of our joint ventures and our rights to receive the expected residual returns of our joint ventures. Our Partners conduct substantially all of the joint ventures’ business on our behalf, since we participate in the majority of expected profits and losses of each of these respective joint ventures, and our Partners provide real estate management services on our behalf, primarily in the form of day-to-day management of the joint venture in exchange for fees from our Advisor and potential promoted profit participation. As such, we concluded that our joint ventures are VIEs.

Primary Beneficiary Considerations:

ASC 810 requires the primary beneficiary of a VIE to consolidate that VIE. ASC 810 states that the party with the controlling financial interest in a VIE is the primary beneficiary of the VIE, defining a controlling financial interest as follows.

A reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. This shall include an assessment of the characteristics of the reporting entity’s variable interest(s) and other involvements (including involvement of related parties and de facto agents), if any, in the VIE, as well as the involvement of other variable interest holders. Paragraph 810-10-25-43 provides guidance on related parties and de facto agents. Additionally, the assessment shall consider the VIE’s purpose and design, including the risks that the VIE was designed to create and pass through to its variable interest holders. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

1.	The power to direct the activities of a VIE that most significantly impact the entity’s economic performance (“power”) and

2.	The obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.

Mr. Daniel L. Gordon, Branch Chief

January 9, 2014

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We concluded that we have the power to direct the activities that most significantly impact the economic performance of our joint ventures. We dictated the design of our joint ventures, approve major decisions of our joint ventures and our significantly larger ownership interest in our joint ventures has and continues to afford us the ability to unilaterally effect significant changes to our joint ventures that impact the economic performance of our joint ventures. Furthermore, we have the obligation to absorb losses significant to our joint ventures and the right to receive benefits significant to our joint ventures through our majority ownership of our joint ventures. As such, we concluded that we were the primary beneficiary of our joint ventures and thus we consolidated our joint ventures.

In reaching the above conclusion that we are the primary beneficiary of our joint ventures, we also considered whether our Partners are related parties to us, as defined by ASC 810’s Variable Interest Entity Subsections. We considered these criteria and subsections, which further support our conclusion that we are the primary beneficiary of our joint ventures.

Disclosure Requirements of ASC 810-10-50:

Since all of our joint ventures are VIEs, we reviewed our compliance with ASC 810-10-50 for appropriate disclosure for these VIEs. We believe that our disclosure in Note 2. Summary of Significant Accounting Policies addressed the material, applicable disclosure requirements set forth in ASC 810-10-50 for VIEs for which we are the primary beneficiary. However, we will enhance our disclosure by specifically addressing the fact that all of our joint ventures are VIEs and by providing more disclosure regarding pertinent terms of our joint ventures and the related accounting consideration.

We propose to revise our disclosure regarding our investments in joint ventures as follows, within our Note 2. Summary of Significant Accounting Policies (revisions underlined), beginning with our annual financial statements for the year ended December 31, 2013:

Our financial statements also include the accounts of our consolidated subsidiaries and joint ventures through which we are the primary beneficiary, when such subsidiaries and joint ventures are variable interest entities, or through which we have a controlling interest. In determining whether we have a controlling interest in a joint venture and the requirement to consolidate the accounts of that entity, we consider factors such as ownership interest, board representation, management representation, authority to make decisions, and contractual and substantive participating rights of the partners/members as well as whether the entity is a variable interest entity in which we have the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses that could potentially be significant to the entity or the right to receive benefits that could potentially be significant to the entity.

All joint ventures in which we have investments are variable interest entities. All of our investments in joint ventures represent our interests in real estate partnerships, formed for the purpose of acquiring, leasing, managing, holding for investment, selling and otherwise dealing with real property investments. Our involvement with our joint ventures affects our financial position, financial performance and cash flows in ways similar to direct ownership of real property investment. We own a significantly disproportionate majority of the ownership interests of our joint ventures. In each of our joint ventures, our joint venture partner performs the day-to-day management of the real properties owned by the respective joint ventures. However, in each of our joint ventures, we approve the activities that most significantly impact our joint venture’s economic performance. Due to our substantive approval rights and our exposure to the economic returns and losses of each of the joint ventures, we are the primary beneficiary of each of our joint ventures. Based on these considerations, we consolidate all of our investments in joint ventures. See our consolidated balance sheets for disclosure of the amount of real property and mortgage note borrowings that we consolidate through our investments in variable interest entities as of December 31, 2013 and 2012.

Judgments made by us with respect to our level of influence or control of an entity and whether we are the primary beneficiary of a variable interest entity involve consideration of various factors, including the form of our

Mr. Daniel L. Gordon, Branch Chief

January 9, 2014

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ownership interest, the size of our investment (including loans), our ability to direct the activities of the entity, and our obligation to absorb the losses of, or, our right to receive benefits from the entity. Our ability to correctly assess our influence or control over an entity affects the presentation of these investments in our financial statements and, consequently, our financial position and specific items in our results of operations that are used by our stockholders, lenders and others in their evaluation of us. The maximum risk of loss related to our investment in these consolidated variable interest entities is limited to our recorded ~~net~~ investments in such entities. The creditors of the consolidated variable interest entities do not have recourse to our general credit.

Generally, we consolidate real estate partnerships and other entities that are not variable interest entities when we own, directly or indirectly, a majority voting interest in the entity.

Note 8. Fair Value Disclosures, page F-32

4.	Please include the Comerica Bank Tower Mortgage and all related disclosures required by ASC 820-10-50 in future filings. Please provide us with your proposed revisions, or tell us why you believe it is appropriate to exclude fair value disclosures related to this mortgage.

Response: As we disclosed in Note 3 to our financial statements for the year ended December 31, 2012, we acquired Comerica Bank Tower as the result of our foreclosure of a non-performing mezzanine loan for which such ownership interest had served as collateral. Due to our opinion of the value of Comerica Bank Tower, we elected to record the related mortgage note using the fair value option. We engaged the mortgage note lender in negotiations to modify the terms of the senior loan agreement. On August 10, 2012, the mortgage note lender sent notice accelerating all amounts due under the mortgage note. As a result, negotiations with the mortgage note lender ceased. On September 10, 2012, we were notified that a receiver had been appointed for Comerica Bank Tower. On May 31, 2013, Comerica Bank Tower was sold by a receiver pursuant to a court order to a purchaser unrelated to us. Upon the sale, we had no further obligations related to the Comerica Bank Tower Mortgage and derecognized the liability.

We considered the disclosure requirements of ASC 820-10-50 and believe that we addressed the requirements with our disclosure in Note 5 to our financial statements, and included a cross reference from our fair value disclosures to assist users of our financial statements. We acknowledge that ASC 820-10-50-8 requires a tabular presentation of all required quantitative information, and we elected to make the required disclosures in paragraph form. We made this election for simplicity purposes, since the required quantitative disclosures related to only a single financial instrument. In future filings, we will present all quantitative information required by ASC 820-10-50 in tabular format as required under ASC 820-10-50-8, regardless of the number of instruments for which disclosure is required.

Mr. Daniel L. Gordon, Branch Chief

January 9, 2014

Page Seven

Due to the sale of Comerica Bank Tower, disclosure regarding the fair value of the Comerica Bank Tower Mortgage in future filings will be limited to a reconciliation between the opening balance and closing balance of the fair value of the mortgage, which we will include in the fair value disclosure footnote to our annual financial statements for the year ended December 31, 2013, as follows:

The table below presents a reconciliation of the beginning and ending balances of certain of our assets and liabilities having fair value measurements based on significant unobservable inputs (Level 3), and our derivative instruments, between December 31, 2012 and December 31, 2013 (amounts in thousands).

	Mortgage Notes Carried at Fair Value	Real Estate Securities		Derivative Instruments
Beginning balance as of December 31, 2012	$(122,995)	$	XXX	$	XXX
Total net gains (losses) included in:
Net income	—		XXX		XXX
Other comprehensive income	—		—		XXX

Total change in fair value	—		XXX		XXX
Settlements	122,995		—		—
Transfers in and/or out of Level 3	—		—		—

Ending balance as of December 31, 2013	$—	$	XXX	$	XXX

As we reviewed our disclosure in response to your comment, we also determined that we had not explicitly disclosed our policy for determining when transfers between levels of the fair value hierarchy are deemed to have occurred. In future filings, we will revise our fair value disclosure footnote to include the following statement:

We review our fair value hierarchy classifications on a quarterly basis. Transfers into or out of Level 3 are made if the significant inputs used in measuring the fair values of the assets and liabilities became unobservable or observable, respectively, in the current market environment. When assets and liabilities are transferred between levels, we recognize the transfer at the beginning of the period.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, or if we can be of any further assistance, please call me at (303) 339-3609. My direct fax is (303) 597-0426.

Sincerely,

/s/ M. Kirk Scott

M. Kirk Scott
Chief Financial Officer

cc:	Christopher R. Stambaugh, Esq.
DLA Piper LLP (US)